                                          Filed pursuant to Rule 424B5
                                          Registration Statement No. 333-75805

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 20, 1999)

                                  $400,000,000
                                CMS ENERGY LOGO

          $250,000,000 SENIOR NOTES, 8% RESET PUT SECURITIES, DUE 2011

        $150,000,000 SENIOR NOTES, 8 3/8% RESET PUT SECURITIES, DUE 2013
                            ------------------------
                    Interest payable on January 1 and July 1

                            ------------------------

THE 2011 NOTES AND THE 2013 NOTES WILL BE REQUIRED TO BE PUT BY THE EXISTING HOLDERS ON JULY 1, 2001 AND JULY 1, 2003, RESPECTIVELY. IN ADDITION, IF WE EXPERIENCE CERTAIN TYPES OF CHANGE IN CONTROL, HOLDERS OF THE NOTES CAN REQUIRE US TO REPURCHASE SOME OR ALL OF THE NOTES.

                            ------------------------

                     INVESTING IN THE NOTES INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-10.

                            ------------------------

             2011 NOTES -- PRICE 100% AND ACCRUED INTEREST, IF ANY
            2013 NOTES -- PRICE 99.64% AND ACCRUED INTEREST, IF ANY

                            ------------------------

                                                               UNDERWRITING
                                                PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                                 PUBLIC         COMMISSIONS      COMPANY(1)
                                                --------       -------------     -----------
Per 2011 Note.............................      100.000%          1.125%          100.995%
Per 2013 Note.............................       99.640%          1.375%          100.885%
Total.....................................    $399,460,000      $4,875,000      $403,815,000

---------------
(1) Includes consideration for the Notes and compensation for the Call Options.

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Notes to purchasers on June 22, 1999.

                            ------------------------

                          Joint Book-Running Managers:

BANC OF AMERICA SECURITIES LLC                        MORGAN STANLEY DEAN WITTER
                            ------------------------
CHASE SECURITIES INC.                               DONALDSON, LUFKIN & JENRETTE

June 17, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................     S-2
Prospectus Supplement Summary...............................     S-3
Risk Factors................................................    S-10
Capitalization..............................................    S-14
The Company.................................................    S-15
Ratio of Earnings to Fixed Charges..........................    S-17
Use of Proceeds.............................................    S-17
Description of the Notes....................................    S-18
Underwriting................................................    S-36
Legal Opinions..............................................    S-37
Experts.....................................................    S-37
Unaudited Pro Forma Financial Information...................     F-1
BASE PROSPECTUS
Where to Find More Information..............................       2
CMS Energy Corporation......................................       3
Use of Proceeds.............................................       3
Ratio of Earnings to Fixed Charges..........................       4
Description of Debt Securities..............................       5
Legal Opinions..............................................      10
Experts.....................................................      10
Plan of Distribution........................................      10

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement or the base prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the base prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the base prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to its date.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying base prospectus contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us or our subsidiaries.

     Where any such forward-looking statements include a statement of the assumptions or bases underlying such forward-looking statement, we believe that the assumed results are reasonable, however, there is no assurance that they will approximate actual results. Where, in any forward-looking statement, we, or our subsidiaries, or our management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. However, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "BELIEVE", "EXPECT", "ESTIMATE", "PROJECT" and "ANTICIPATE" and similar expressions identify forward-looking statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying base prospectus, including the financial data and related notes, before making an investment decision. The terms "CMS", "CMS ENERGY", "COMPANY", "OUR" and "WE" as used in this prospectus supplement and the accompanying base prospectus refer to CMS Energy Corporation and its subsidiaries.

                             CMS ENERGY CORPORATION

     We are a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers Energy Company ("CONSUMERS") and CMS Enterprises Company ("ENTERPRISES"). Consumers is a public utility that provides natural gas and electricity to almost six million of the nine and one-half million residents in Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in several domestic and international energy businesses including:

     - Natural gas transmission, storage and processing;

     - Independent power production;

     - Oil and gas exploration and production;

     - International energy distribution; and

     - Energy marketing, services and trading.

     Our consolidated operating revenue in 1998 was $5.1 billion. 51% of our operating revenue was generated from our electric utility operations, 21% from our gas utility operations, 18% from our energy marketing, services and trading operations, 6% from our independent power production and other non-utility activities, 3% from natural gas transmission, storage and processing and 1% from our oil and gas exploration and production activities. Our acquisition of the Panhandle Companies described below will significantly increase our percentage of operating revenues from natural gas transmission, storage and processing.

     Consumers' consolidated operations account for a majority of our total assets, revenues and income. Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries. At December 31, 1998, Consumers provided service to 1.64 million electric customers and 1.55 million gas customers. Consumers' consolidated operating revenue in 1998 was $3.7 billion. 70% of Consumers' operating revenue was generated from its electric utility business, 29% from its gas utility business and 1% from its non-utility business.

     We routinely evaluate, invest in, acquire, construct and divest energy-related assets and/or businesses both domestically and internationally. Cash or securities are routinely the consideration for such transactions.

     We were incorporated in Michigan in 1987 and our world wide web address is http://www.cmsenergy.com. Our web site is not part of this prospectus supplement. Our telephone number is (313) 436-9200.

                               BUSINESS STRATEGY

     We seek to be a leader in the domestic and international energy industry, focusing our growth primarily in three energy sectors: electric utility, natural gas and diversified energy. As a result of our acquisition of the Panhandle Companies described below, approximately one-third of our assets is in each of these three energy sectors. Our Consumers subsidiary is a leading producer and distributor of electricity and natural gas in Michigan's Lower Peninsula. Our acquisition of the Panhandle Companies significantly enhanced our domestic natural gas assets. Through our Enterprises subsidiary, we intend to become a leading diversified energy company with operations in virtually all segments of the North American and worldwide energy industry.

     In pursuing these business objectives, we intend to:

     - generate stable earnings and cash flow from our regulated businesses through maximization of retail electricity and natural gas services and natural gas transportation revenues, as well as active cost management;

     - invest in energy-related projects which complement and expand our non-regulated and diversified energy business, as well as in selected projects in regulated businesses which management believes are capable of generating favorable risk-adjusted returns; and

     - pursue new areas for energy-related business expansion, including strategic acquisitions and joint ventures.

     We expect to continue to capitalize on emerging trends in the energy industry, including the growing worldwide demand for energy infrastructure and the privatization of existing government energy assets, as well as the deregulation of the natural gas and electricity industries in the United States.

     We believe that our recent acquisition of Panhandle Eastern Pipe Line Company ("PANHANDLE") and its principal subsidiaries, Trunkline Gas Company ("TRUNKLINE") and Pan Gas Storage Company, as well as its affiliates Panhandle Storage Company and Trunkline LNG Company ("TRUNKLINE LNG" and, collectively, the "PANHANDLE COMPANIES"), as further described below enhances our ability to achieve our business objectives. See "-- Recent Developments". In fact, we are implementing our business strategy to capitalize on the ownership of the Panhandle Companies by: (i) participating in the construction, ownership and operation of a 710 megawatt natural gas-fired cogeneration facility in Dearborn, Michigan which will require approximately 130 million cubic feet of natural gas per day which we will seek to transport using the Panhandle Companies; and (ii) integrating the operations of the Panhandle Companies with those of our existing and in-development natural gas distribution, transmission, processing and storage operations. This integration includes connecting our natural gas gathering and processing systems in the mid-continent region to our Midwestern markets. It also includes expanding into new markets through the pending development of the TriState Pipeline running from a natural gas transportation hub outside Chicago through a combination of new and existing pipelines to ultimately connect to a natural gas transportation hub in southwest Ontario as well as the pending development of the Guardian Pipeline running from the Chicago hub to southeast Wisconsin.

                              RECENT DEVELOPMENTS

ACQUISITION OF THE PANHANDLE COMPANIES

     On March 29, 1999 we acquired all of the outstanding common stock of the Panhandle Companies from Duke Energy Corporation. We paid $1.9 billion in cash to Duke Energy Corporation and assumed approximately $300 million of existing Panhandle debt.

     The Panhandle Companies are primarily engaged in the interstate transmission and storage of natural gas. The Panhandle Companies operate one of the nation's largest natural gas pipeline networks, providing customers in the Midwest and Southwest with a comprehensive array of transportation services. This interconnected 10,400 mile system accesses virtually all major natural gas regions in the United States.

     Panhandle's transmission system consists of four large-diameter parallel pipelines and extends approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through the states of Missouri, Illinois, Indiana and Ohio into Michigan. Panhandle's system connects with the Trunkline system at Tuscola, Illinois.

     Trunkline's transmission system consists principally of three large-diameter parallel pipelines extending approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through the states of Arkansas, Mississippi, Tennessee, Kentucky, Illinois and Indiana to a point on the Indiana-Michigan border. Trunkline also owns and operates two offshore Louisiana natural gas supply systems consisting of 337 miles of pipeline extending approximately 81 miles into the Gulf of Mexico.

     Panhandle's major customers include approximately 20 utilities located in the Midwest market area that encompasses large portions of Michigan, Ohio, Indiana, Illinois and Missouri. Trunkline's major customers include six utilities located in portions of Illinois, Indiana, Michigan, Ohio and Tennessee. Transportation service for Consumers accounted for approximately 10% of the combined revenue of the Panhandle Companies.

     The Panhandle Companies own and operate five underground gas storage fields located in Illinois, Michigan, Kansas, Oklahoma and Louisiana with a combined maximum working gas storage capacity of 70 billion cubic feet.

     Trunkline LNG owns a liquified natural gas ("LNG") regasification plant and related LNG tanker port, unloading facilities and LNG and gas storage facilities located at Lake Charles, Louisiana. The LNG plant has the capacity to deliver 700 million cubic feet per day but has been operated on a limited basis for a number of years.

     The rates and services of the Panhandle Companies are subject to regulation by the Federal Energy Regulatory Commission.

     We used approximately $600 million in bridge financing, $500 million in revolving credit loans and $800 million of senior unsecured notes issued by CMS Panhandle Holding Company to fund the cash portion of the purchase price for the acquisition of the Panhandle Companies.

     Please refer to our Forms 8-K dated January 20, and April 6, 1999 for further information concerning this transaction.

CONSUMERS' REGULATORY MATTER

     On May 27, 1999, the Michigan Public Service Commission ("MPSC") issued an order in a matter arising from the Michigan-based Association of Business Advocating Tariff Equity's ("ABATE") November 1997 complaint alleging that Consumers' earnings are in excess of its authorized rate of return and seeking an immediate reduction in Consumers' electric rates. The MPSC staff conducted an investigation and concluded in an April 1998 report that no formal rate proceeding was warranted at that time. The May 1999 order reversed an April 1999 decision of an administrative law judge which had restricted the scope of this matter to a determination whether there should be a subsequent proceeding to examine Consumers' electric rates. However, the order confirmed that ABATE and intervenors bear the burden of persuading the MPSC in this matter that a rate reduction is warranted. In the absence of meeting the burden that a reduction is warranted, Consumers' rates will remain unchanged. This matter has now been scheduled for further proceedings which should lead to more definitive MPSC resolution in the first quarter of 2000.

ISSUANCE OF TRUST PREFERRED SECURITIES

     On June 11, 1999 an affiliated trust of ours privately placed $250 million of Redeemable Hybrid Income Overnight Shares (the "RHINOS") through Banc of America Securities LLC ("BAS"). The entire issue of trust preferred securities, which pays quarterly distributions at a floating rate, was purchased by a trust organized by BAS. We have guaranteed the obligations of our affiliated trust, including payments of distributions. The $250 million proceeds to the trust were used to purchase our subordinated notes, which pay quarterly interest payments at the same floating rate. We will use the proceeds of the sale of the RHINOS to pay off a portion of the bridge loan used to finance the acquisition of the Panhandle

Companies. In addition, we also agreed with BAS to sell $250 million of CMS Energy Common Stock within the next two years.

                                  RISK FACTORS

     You should carefully consider all the information set forth in this prospectus supplement and the accompanying base prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors" beginning on page S-10 to ensure that you understand the risk associated with an investment in the Notes. Please be aware when reading the accompanying base prospectus that information contained in the base prospectus may have been updated or superceded by information in this prospectus supplement or reports that we have filed with the SEC.

                                  THE OFFERING

Issuer.....................  CMS Energy Corporation.

Securities Offered.........  $250 million principal amount of Senior Notes, 8%
                             Reset Put Securities, Due 2011 and $150 million principal amount of Senior Notes, 8 3/8% Reset Put Securities, Due 2013 (individually the "2011 NOTES" and the "2013 NOTES" and collectively the "NOTES").

Maturity...................  For the 2011 Notes: July 1, 2011, subject to the
                             Call Option and Mandatory Put.
                             For the 2013 Notes: July 1, 2013, subject to the Call Option and Mandatory Put.

Interest Rate..............  For the 2011 Notes: 8% per annum until July 1,
                             2001.
                             For the 2013 Notes: 8 3/8% per annum until July 1, 2003.
                             If the Callholder calls the Notes, the interest rate on the Notes will be reset by a calculation agent effective the day they were called by the Callholder.

Call Option................  NationsBank, N.A. (the "CALLHOLDER") has the right to purchase the 2011 Notes and the 2013 Notes on July 1, 2001 and July 1, 2003, respectively, for 100% of the then outstanding principal amount (the "CALL OPTION").

Mandatory Put..............  If the Callholder does not purchase the 2011 Notes on July 1, 2001 or the 2013 Notes on July 1, 2003, Bank One Trust Company, NA, as trustee, must on behalf of the holders exercise the right to require us to purchase all of the Notes for 100% of the then outstanding principal amount (the "MANDATORY PUT").

Change in Control..........  If a change in control were to occur, each holder of Notes would be able to require us to repurchase such Notes, in whole or in part, at a price equal to 101% of the principal amount of those Notes, plus any accrued and unpaid interest.

Ranking....................  The Notes will be unsecured debt securities of the
                             Company. As of March 31, 1999, we had outstanding approximately $4.208 billion aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to the Notes and the Notes will not be senior to such indebtedness. The Notes will be senior to certain subordinated debentures in aggregate principal amount of $436 million issued in connection with certain preferred securities of certain subsidiary trusts. The Notes will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Company.

Certain Covenants..........  The Indenture governing the Notes will contain covenants that will, among other things, limit our ability to pay dividends or distributions, incur additional indebtedness, incur additional liens, sell, transfer or dispose of certain assets, enter into certain transactions with affiliates or enter into certain mergers or consolidations.

Use of Proceeds............  We intend to use the estimated net proceeds of approximately $403 million to repay a bridge loan used to finance the acquisition of the Panhandle Companies. Any proceeds remaining will be used for general corporate purposes.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following selected historical and pro forma financial information has been derived from our historical consolidated financial statements. We have prepared pro forma financial information to reflect our acquisition of the common stock of Panhandle Eastern Pipe Line Company, Panhandle Storage Company and Trunkline LNG Company (the "ACQUISITION"). Please refer to our Form 8-K dated April 6, 1999 which is incorporated by reference . The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information incorporated by reference in the accompanying base prospectus. See "Where to Find More Information" in the base prospectus.

                                            YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                                      ------------------------------------   ------------------------------
                                                                 PRO FORMA                       PRO FORMA
                                       1996     1997     1998     1998(1)     1998      1999        1999
                                      ------   ------   ------   ---------   -------   -------   ----------
                                                                                      (UNAUDITED)
                                              (IN MILLIONS, EXCEPT                (IN MILLIONS, EXCEPT
                                               PER SHARE AMOUNTS)                  PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Operating revenue.................  $4,324   $4,781   $5,141    $5,566     $1,374    $1,538      $1,650
  Operating expenses................   3,648    4,065    4,366     4,625      1,177     1,293       1,345
  Pretax operating income...........     676      716      775       941        197       245         305
  Income taxes......................     137      108      100       128         19        37          50
  Consolidated net income before
     cumulative effect of change in
     accounting principle...........     224      244      242       277         45        98         119
  Cumulative effect of change in
     accounting for property taxes,
     net of tax(1)..................      --       --       43        43         43        --          --
  Consolidated net income...........     224      244      285       320         88        98         119
  Net income attributable to common
     stocks(2)
     CMS Energy.....................     210      229      272       307         79        88         109
     Class G........................      14       15       13        13          9        10          10
  Average common shares outstanding
     CMS Energy.....................      92       96      102       116        101       108         121
     Class G........................       8        8        8         8          8         8           8
  Earnings per average common
     share(2)
     CMS Energy
       Basic........................  $ 2.27   $ 2.39   $ 2.65    $ 2.66     $  .79    $  .82      $  .90
       Diluted......................    2.26     2.37     2.62      2.63        .77       .80         .88
     Class G Basic and Diluted......    1.82     1.84     1.56      1.56       1.09      1.19        1.19
  Dividends declared per common
     share
     CMS Energy.....................  $ 1.02   $ 1.14   $ 1.26    $ 1.26        .30       .33         .33
     Class G........................    1.15     1.21     1.27      1.27        .31      .325        .325

                                                       AS OF DECEMBER 31,             AS OF MARCH 31,
                                              -------------------------------------   ----------------
                                                                          PRO FORMA
                                               1996     1997     1998      1998(1)     1998     1999
                                              ------   ------   -------   ---------   ------   -------
                                                          (IN MILLIONS)                 (UNAUDITED)
                                                                                       (IN MILLIONS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................  $   58   $   69   $   101    $   101    $   72   $   104
  Net plant and property....................   5,029    5,144     6,040      7,616     5,114     7,089
       Total Assets.........................   8,363    9,508    11,310     13,784     9,505    13,767
  Long-term debt, excluding current
     maturities.............................   2,842    3,272     4,726      6,344     3,755     7,258
  Non-current portion of capital leases.....     103       75       105        105        74        99
  Notes payable.............................     333      382       328        328       245       139
  Other liabilities.........................   3,093    3,361     3,304      3,560     2,933     3,342
  Company-obligated mandatorily redeemable
     trust preferred securities of Consumers
     Power Company Financing I(3)...........     100      100       100        100       100       100
  Company-obligated mandatorily redeemable
     trust preferred securities of Consumers
     Energy Company Financing II(3).........      --      120       120        120       120       120
  Preferred Stock of subsidiary.............     356      238       238        238       238       244
  Company-obligated convertible trust
     preferred securities of CMS Energy
     Trust I(4).............................      --      173       173        173       173       173
  Common stockholders' equity...............  $1,536   $1,787   $ 2,216    $ 2,816    $1,867   $ 2,292

---------------

(1) The pro forma selected financial information illustrates the effects of (i) various restructuring, realignment, and elimination of activities between the Panhandle Companies and Duke Energy Corporation prior to the closing of the acquisition of the Panhandle Companies by CMS Energy; (ii) the adjustments resulting from the Acquisition; and (iii) certain Panhandle and CMS Energy financing transactions which have been or will be completed, including the issuance of $800 million of senior notes by Panhandle, $780 million of senior debt by CMS Energy and 13 million shares of common stock (representing an estimated per share offering price of $45) by CMS Energy aggregating approximately $600 million.

(2) During the first quarter of 1998, our subsidiary, Consumers implemented a change in the method of accounting for property taxes which had the cumulative effect of increasing other income by $66 million, including $18 million attributable to the portion of our business relating to Class G Common Stock. Earnings, net of tax, increased by $43 million or $0.40 per share for CMS Energy Common Stock and $12 million or $0.36 per share for Class G Common Stock.

(3) The primary asset of Consumers Power Company Financing I is $103 million principal amount of 8.36% subordinated deferrable interest notes due 2015 from Consumers. The primary asset of Consumers Energy Company Financing II is $124 million principal amount of 8.20% subordinated deferrable interest notes due 2027 from Consumers.

(4) The primary asset of CMS Energy Trust I is $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from us.

                                  RISK FACTORS

     In addition to the information in the accompanying base prospectus and this prospectus supplement, you should carefully consider the risks described below before making an investment in the Notes. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

LEVERAGE, DEBT SERVICE AND ABILITY TO PAY DIVIDENDS

     We, as a parent holding company, have substantial leverage and significant debt service obligations which must be serviced by dividends or other distributions and cash transfers from our subsidiaries or jointly owned enterprises. As of March 31, 1999, we had outstanding $4.208 billion of unsecured senior debt. On a consolidated basis, we and our subsidiaries had outstanding $8.504 billion of long-term indebtedness and mandatorily redeemable trust preferred securities. On a consolidated basis our debt was 74% of total capitalization as of March 31, 1999. As a result of restrictions contained in Consumers' mortgage bond indenture and preferred stock provisions, and other legal restrictions, Consumers' ability to pay dividends or acquire its own stock from us is limited. Based upon the most restrictive provision, as of March 31, 1999, Consumers would be able to pay an aggregate of $55 million in dividends to us. In the four years ending December 31, 1998, Consumers paid out $729 million or 60% of its earnings in cash dividends to us. Enterprises is also limited in the amount of dividends it is able to pay since it is expanding its developing businesses at a rapid rate and also has various restrictions on its ability to pay dividends or acquire its own stock. Adverse financial or other economic circumstances affecting our subsidiaries may adversely affect our ability to meet our obligations to make payments on the Notes.

     Our high debt leverage as well as restrictions on the issuance of additional debt in our financing agreements, could limit our ability to obtain additional capital for future operating requirements and capital expenditures. Our ability to take full advantage of opportunities and to adjust to rapidly changing conditions in the markets we now serve or plan to enter and to react to possible adverse national and international financial markets also could be adversely affected. In turn, these factors could adversely affect our ability to make payments on the Notes.

STRUCTURAL SUBORDINATION

     Due to our holding company structure and the restrictions on dividend and other types of payments by our subsidiaries to us as the parent company, the Notes are effectively subordinated to the payment of interest, principal and preferred distributions on the debt, preferred securities and other liabilities of Consumers and Enterprises and each of their subsidiaries. None of these entities will be obligated to pay amounts due on the Notes.

DOMESTIC COMPETITION AND REGULATORY RESTRUCTURING

     Federal and state regulation of electric and natural gas utilities, interstate pipelines and independent electric power producers has changed dramatically in the last two decades and could continue to change over the next several years. In general, such regulatory changes have resulted and will continue to result in increased competition in our domestic energy businesses.

     The regulatory changes have been particularly significant in our natural gas businesses. As a result of these changes, gas distribution companies like Consumers deliver the natural gas which is sold directly to customers by gas producers, marketers and others, some of whom are our competitors for these sales. While Consumers' current rates allow it to charge gas delivery rates which enable Consumers to maintain its margins in retail gas service, the full impact of competition remains to be seen, particularly if and when Consumers' existing pilot program providing other gas suppliers direct access to Consumers' customers is extended to all of Consumers' gas customers. Our unregulated gas marketing subsidiary is an experienced and successful competitor in this new market environment, but rapidly changing competitive conditions could adversely affect its margins and market share and add volatility to its financial results. Further changes in federal and state regulation of the natural gas industry could also adversely affect Consumers' gas utility business and Enterprises' non-utility gas marketing business.

     Since we have completed the acquisition of the Panhandle Companies, a significant portion of our domestic cash flow and revenue comes from our interstate pipeline business. Federal Energy Regulatory Commission ("FERC") policy allows the issuance of certificates authorizing the construction of new interstate pipelines which are competitive with existing pipelines. A number of new pipeline and pipeline expansion projects have been approved or are pending approval by the FERC in order to transport large additional volumes of natural gas to the Midwest from Canada. These pipelines will be able to compete with Panhandle and Trunkline. Increased competition could reduce the volumes of gas transported by Panhandle and Trunkline to their existing markets or cause them to lower rates in order to meet competition. This could lower the financial benefits we expect from the acquisition of the Panhandle Companies.

     Federal regulation of wholesale sales and transmission of electricity and state regulation of the retail sale and distribution of electricity have also changed significantly. This is particularly true since 1992 when the Energy Policy Act was enacted. This legislation and FERC regulations which followed it have effectively granted independent power producers and electricity marketers "direct access" to the interstate electric transmission systems owned by electric utilities. All electric utilities are required to offer transmission services to new market entrants on a non-discriminatory basis. As a result, wholesale electricity markets have become much more competitive. While this has not adversely affected us to date, and does present us with opportunities to expand our market reach for electric power sales by both Consumers and our non-utility generating facilities, the rapidly changing nature of the marketplace creates the opportunity for competitors to market electricity to our wholesale customers, such as municipal systems in Michigan. Ultimately, these new power suppliers may sell power directly to our retail customers when Consumers' electric distribution system is open for competitors to transmit power to Consumers' retail markets. While Consumers would be allowed under current regulations to charge compensatory rates for distributing electricity supplied by others, it is uncertain whether Consumers' profit margins on retail electric service will be maintained over the long run.

     The MPSC issued several orders in 1997, 1998 and 1999 restructuring the electric power industry in Michigan. Under these orders as currently in effect, Consumers is required to allow certain customers to elect to purchase electric power directly from other suppliers, such as independent power producers, power marketers and other utilities. This direct access program is expected to commence in September this year and will be phased in to cover 750 megawatts of Consumers' retail market by 2001. By January 1, 2002, all of Consumers' customers will have this option. It is not possible at this time to predict the extent to which Consumers' customers will elect this option or what the ultimate financial impact will be to Consumers. Under the current orders, however, Consumers believes it will be able to maintain its profit margins on and continue to expand its retail electric service.

     In 1998, the Governor of Michigan supported legislation introduced to restructure the electric power industry in Michigan in a manner similar to the MPSC's restructuring orders. The legislation was not enacted, but electric industry restructuring legislation may be reconsidered in 1999. While Consumers supported the legislation supported by the Governor, the uncertainty as to whether legislation will be introduced and enacted and what effect any enacted legislation will have on Consumers represents a risk to investors purchasing the Notes. Similar uncertainty exists with respect to the possibility that federal legislation restructuring the electric power industry will be enacted. A variety of bills changing existing federal regulation of the industry and, in some cases, affecting state regulation have been introduced in the Congress in recent years but none has been enacted.

     Adverse federal or state legislation or adverse future rate determinations by the MPSC in the electric markets could result in Consumers being unable to collect rates sufficient to recover fully its current investment in electric generating facilities and the cost of purchased power.

INTERNATIONAL PROJECT RISKS AND EXCHANGE RATE FLUCTUATIONS

     Our international investments in 22 countries in electric generating facilities, oil and gas exploration, production and processing facilities, natural gas pipelines and electric distribution systems face a number of risks inherent in acquiring, developing and owning these types of facilities. There is significant time and expense in preparing proposals or competitive bids, obtaining the numerous required permits, licenses and approvals, negotiating the necessary agreements with governmental and private parties and obtaining financing. Money spent for these purposes is at risk until all these elements are successfully finalized and it is often impractical to finalize all elements before significant sums have been spent. As a result, there is a risk that these up-front expenditures will be of little value if one of the required approvals or other elements is not finally achieved and the project does not go forward or is not completed. More importantly, international investments of the type we are making are subject to the risk that they may be expropriated or that the required agreements, licenses, permits and other approvals may be changed or terminated in violation of their terms. In addition, the local foreign currency may be devalued or the conversion of the currency may be restricted or prohibited or other actions may be taken which adversely affect the value and the recovery of the investment such as taxes, royalties, or import duties being increased. In some cases the investment may have to be abandoned or disposed of at a loss. These factors could significantly adversely affect the financial results of the affected subsidiary and, in turn, our growth plans for Enterprises' international investments and our financial position and results of operations.

RISK OF YEAR 2000 NONCOMPLIANCE

     Many existing computer programs were designed and developed without considering the upcoming change in the century, which could lead to the failure of computer applications or create erroneous results by or at the year 2000. This issue is referred to as the "YEAR 2000 ISSUE." The Year 2000 Issue is a broad business issue, whose impact extends beyond traditional computer hardware and software to possible failure of automated plant systems and instrumentation as well as to business third parties. Also, there can be no guarantee that third parties of business importance to the Company will successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure such systems are Year 2000 compliant. Failure by the Company, third parties of business importance to the Company and/or other constituents such as governments to become Year 2000 compliant on a timely basis could have a material adverse effect on the Company's financial position and results of operations.

POSSIBLE INABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

     In the event of a change of control of our Company, each holder of Notes may require us to purchase all or a portion of its Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to purchase the Notes will be limited by the terms of our other debt agreements and our ability to finance the purchase. It is expected that we will issue additional debt with similar change of control provisions. If this occurs, the financial requirements for any purchases could be increased significantly. In addition, the terms of any debt securities issued to purchase debt under these change of control provisions may be unfavorable to us. We cannot assure holders of Notes that we will be able to finance these purchase obligations or obtain consents to do so from holders of Notes under other debt agreements restricting these purchases.

RESULTS COULD DIFFER MATERIALLY FROM CERTAIN FORWARD-LOOKING STATEMENTS

     From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "FORWARD-LOOKING STATEMENTS" under the Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Some of the factors that could cause actual achievements and events to differ materially from those expressed or implied in any forward-looking statements are:

     - the ability to achieve operating synergies and revenue enhancements;

     - international, national, regional and local economic, competitive and regulatory conditions and developments;

     - capital and financial market conditions, including currency exchange controls, interest rates and availability of non recourse financing;

     - weather conditions;

     - adverse regulatory or legal decisions, including environmental laws and regulations;

     - the pace of deregulation of the natural gas and electric industries;

     - energy markets, including the timing and extent of changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity and certain related products;

     - the timing and success of business development efforts;

     - potential disruption, expropriation or interruption of facilities or operations due to accidents or political events;

     - nuclear power and other technological developments; and

     - other uncertainties, all of which are difficult to predict and many of which are beyond our control.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at March 31, 1999, and as adjusted to reflect the sale of the 2011 Notes and the 2013 Notes offered hereby, the sale of the RHINOS and the application of the net proceeds from such sales and certain other items referred to below. See "Use of Proceeds." The table should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the incorporated documents as described under "Where to Find More Information" in the accompanying base prospectus.

                                                               AS OF MARCH 31, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                   (UNAUDITED)
                                                              (DOLLARS IN MILLIONS)
Non-current portion of capital leases.....................    $    99      $    99
                                                              -------      -------
Long-term debt:
  Other long-term debt (excluding current
     maturities)(1).......................................      7,258        6,658
  Senior Notes, 8% Reset Put Securities, Due 2011.........         --          250
  Senior Notes, 8 3/8% Reset Put Securities, Due 2013.....         --          150
                                                              -------      -------
          Total long-term debt............................      7,258        7,058
                                                              -------      -------
Total stockholders' equity:
  Company-obligated mandatorily redeemable preferred
     securities of:
       Consumers Power Company Financing I(2).............        100          100
       Consumers Energy Company Financing II(3)...........        120          120
       CMS RHINOS Trust(4)................................         --          250
Company-obligated convertible preferred securities of CMS
  Energy Trust I(5).......................................        173          173
Preferred stock of subsidiary(6)..........................        244           --
Common stockholders' equity...............................      2,292        2,292
                                                              -------      -------
          Total stockholders' equity......................      2,929        2,935
                                                              -------      -------
            Total capitalization..........................    $10,286      $10,092
                                                              =======      =======

---------------
(1) Adjusted to reflect the payment from the proceeds of this offering and the RHINOS of the $600 million CMS Energy bridge loan used to finance the acquisition of the Panhandle Companies.

(2) The primary asset of Consumers Power Company Financing I is approximately $103 million principal amount of 8.36% subordinated interest notes due 2015 from Consumers.

(3) The primary asset of Consumers Energy Company Financing II is approximately $124 million principal amount of 8.20% subordinated interest notes due 2027 from Consumers.

(4) The primary asset of CMS RHINOS Trust is approximately $258 million principal amount of floating rate, subordinated interest notes due 2001 from CMS Energy.

(5) The primary asset of CMS Energy Trust I is approximately $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from the Company.

(6) Adjusted to reflect the redemption of $200 million of Consumers' preferred stock on April 1, 1999.

                                  THE COMPANY

     We are a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers and Enterprises. Consumers is a public utility that provides natural gas and electricity to almost six million of the nine and one-half million residents in Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in several domestic and international energy businesses including:

     - Natural gas transmission, storage and processing;

     - Independent power production;

     - Oil and gas exploration and production;

     - International energy distribution; and

     - Energy marketing, services and trading.

     Our consolidated operating revenue in 1998 was $5.1 billion. 51% of our consolidated operating revenue was derived from electric utility operations, 21% from gas utility operations, 18% from energy marketing, services and trading operations, 6% from independent power production and other non-utility operations, 3% from natural gas transmission, storage and processing operations, and 1% from oil and gas exploration and production operations. Our acquisition of the Panhandle Companies described below will significantly increase our percentage of operating revenues from natural gas transmission, storage and processing.

CONSUMERS

     Consumers, formed in Michigan in 1968, is the successor to a corporation organized in Maine in 1910 that did business in Michigan from 1915 to 1968. Consumers was named Consumers Power Company from 1910 to the first quarter of 1997, when Consumers changed its name to Consumers Energy Company. Consumers' consolidated operations currently account for a majority of our total assets, revenues and income. Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries. At year end 1998, Consumers provided service to 1.6 million electric customers and
1.5 million gas customers. Consumers' consolidated operating revenue in 1998 was $3.7 billion. 70% of Consumers' operating revenue was generated from its electric utility business, 29% from its gas utility business, and 1% from its non-utility business.

ELECTRIC UTILITY OPERATION

     Consumers' electric utility operation constitutes the twelfth largest electric company in the U.S. It serves 1.64 million customers in 61 of 68 of Michigan's Lower Peninsula counties. Principal cities served include Battle Creek, Flint, Grand Rapids, Jackson, Kalamazoo, Midland, Muskegon, and Saginaw. Consumers' electric utility customer base includes a mix of residential, commercial, and diversified industrial customers, the largest segment of which is the automotive industry. Consumers' electric operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers would not have a material adverse effect on its financial condition.

     Consumers' owned and operated an aggregate of 6,190 megawatts ("MW") of electric generating capacity in 1998. In 1998, Consumers purchased 2,545 MW of net capacity, which amounted to 34% percent of Consumers' total system requirements, from independent power producers, the largest being the MCV Facility. Consumers, through wholly-owned subsidiaries, owns a significant ownership and lessor interest in the MCV Facility, a natural gas-fueled cogeneration facility. Total electric sales in 1998 were 40 billion kilowatt hours ("KWH"), a 6% increase over 1997 levels. Consumers' electric operating revenue in 1998 was $2.6 billion, an increase of 3.6% from 1997.

GAS UTILITY OPERATION

     Consumers' gas utility operation purchases, transports, stores and distributes natural gas. It renders gas service to 1.55 million customers and is authorized to serve in 54 of the 68 counties in Michigan's Lower Peninsula. Principal cities served include Bay City, Flint, Jackson, Kalamazoo, Lansing, Pontiac and Saginaw, as well as the suburban Detroit area. Consumers owns gas transmission and distribution mains and other gas lines, compressor stations and facilities, storage rights, wells and gathering facilities in several storage fields in Michigan. Consumers and its wholly-owned subsidiary, Michigan Gas Storage, inject natural gas into storage during the summer months of the year for use during the winter months when demand is higher. Consumers' gas operation is not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers would not have a material adverse effect on its financial condition.

     Consumers' gas operation is seasonal to the extent that peak demand occurs in winter due to colder temperatures. Total deliveries of natural gas sold by Consumers and from other sellers over Consumers' pipeline and distribution network to ultimate customers, including the MCV Partnership, totaled 360 billion cubic feet ("BCF") in 1998. Consumers' gas operating revenue in 1998 was $1.1 billion, a decrease of 12.7% from 1997.

ENTERPRISES

TRANSMISSION, STORAGE AND PROCESSING OF NATURAL GAS

     CMS Gas Transmission and Storage ("CMS GTS"), formed in 1988, owns, develops and manages domestic and international natural gas transmission, processing and storage projects consisting of a total of 12,996 miles of pipeline with a capacity of approximately 6.3 Bcf per day. In addition, CMS GTS has processing capabilities of over 760 million cubic feet per day ("MMCF/D") of natural gas. In our Michigan carbon dioxide removal plants, we process over 330 MMcf/d, representing more natural gas processed than by any other processor in the state.

     We have expanded the importance of this line of business with the recent acquisitions of the Panhandle Companies, a natural gas pipeline in Western Australia and gathering systems in the panhandle region of Texas and Oklahoma. See "Prospectus Summary C Recent Developments C Acquisition of the Panhandle Companies."

     CMS GTS's operating revenue in 1998 was $160 million, an increase of 67% from 1997.

INDEPENDENT POWER PRODUCTION

     CMS Generation, formed in 1986, acquires, develops, invests in, constructs and operates non-utility electric power generation projects both in the United States and internationally. As of December 31, 1998, CMS Generation had ownership interests in 32 operating power plants totaling 7,300 gross MW (3,236 net MW) throughout the United States and in Argentina, Australia, India, Jamaica, Morocco and the Philippines. Our net generating capacity has more than tripled since 1993. Projects range in size from 3 MW to 2,000 MW and are fueled by hydro, coal, natural gas, oil, wood, wind, and waste material. Additional projects totaling approximately 6,500 MW are under construction or advanced development.

     The rapid growth in our generating capacity has been matched by growth in this business segment's operating revenue. CMS Generation's operating revenue in 1998 was $277 million, an increase of 65% from 1997.

OIL AND GAS EXPLORATION AND PRODUCTION

     CMS Oil & Gas (formerly known as CMS NOMECO Oil & Gas), formed in 1967, conducts oil and gas exploration and development operations throughout the U.S. and seven other countries. Most of the domestic operations focus on gas exploration and production in Michigan and Louisiana while the international operations focus on oil exploration and production and are distributed across three other continents.

     CMS Oil & Gas achieved production levels in 1998 of 7.7 million barrels of oil, condensate and plant products and 26.5 Bcf of gas. CMS Oil & Gas' proven oil and gas reserves total 182.6 million net equivalent barrels reflecting a balanced portfolio of high-quality reserves, including 49% oil and condensate and 51% natural gas.

     CMS Oil & Gas' operating revenue, including sales between business segments, was $127 million in 1998, a decrease of 24% from 1997.

INTERNATIONAL ENERGY DISTRIBUTION

     CMS Electric and Gas Distribution, formed in 1996, is our international energy distribution subsidiary. We have ownership interests in electric distribution companies which provide service in the states of Rio de Janeiro, Sergipe and Minas Gerais in Brazil, the province of Entre Rios in Argentina, and on Margarita Island in Venezuela. These electric distribution companies served a total of 992,000 customers with electricity sales of 4,790 GWh in 1998. We are currently negotiating on an exclusive basis for the acquisition of Turkey's Bursa-Yalova electric distribution system which distributes 3,300 GWh of electricity annually to 700,000 customers near Bursa, about 60 miles south of Istanbul.

ENERGY MARKETING, SERVICES AND TRADING

     CMS Marketing, Services and Trading ("CMS MST"), formed in 1996, provides gas, oil, coal and electric marketing, risk management and energy management services to industrial, commercial, utility and municipal energy users throughout the United States and internationally. CMS MST has grown dramatically since its inception. Currently, it has more than 7,000 customers, including 30 major gas distribution companies, and is active in 30 states and 3 countries. CMS MST's operating revenue in 1998 was $939 million, an increase of 36% from 1997.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the years ended December 31, 1994 through 1998 and for the three months ended March 31, 1999 is as follows:

                                               YEAR ENDED DECEMBER 31,
                                         ------------------------------------    THREE MONTHS ENDED
                                         1994    1995    1996    1997    1998      MARCH 31, 1999
                                         ----    ----    ----    ----    ----    ------------------
                                                                                    (UNAUDITED)
Ratio of earnings to fixed charges...    2.07    1.90    1.96    1.78    1.59           1.97

     For the purpose of computing the ratio, earnings represent net income before income taxes, net interest charges and the estimated interest portions of lease rentals.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be approximately $403 million after: 1) deduction of underwriting discounts and commissions and estimated offering expenses; and 2) receipt of the consideration paid for the Call Options. We will apply the net proceeds from the sale of the Notes to repay a bridge loan with Barclays Bank PLC, as administrative agent, and other lenders thereunder which is scheduled to mature September 24, 1999 with any remaining proceeds to be used for general corporate purposes. The bridge loan has a weighted average interest rate of 5.94%. The proceeds from the bridge loan were used to purchase the Panhandle Companies.

                            DESCRIPTION OF THE NOTES

GENERAL

     The following information concerning the Notes supplements, and should be read in conjunction with, the statements under "Descriptions of Debt Securities" in the accompanying base prospectus. Capitalized terms not defined herein are used as defined in the Senior Debt Indenture or the Supplemental Indenture.

     The 2011 Notes and the 2013 Notes will be issued as one series of unsecured senior debt securities (the "SENIOR DEBT SECURITIES") under an indenture dated as of September 15, 1992, as amended and supplemented (the "SENIOR DEBT INDENTURE") between CMS Energy and NBD Bank, as Trustee, (the "TRUSTEE") as supplemented by the Ninth Supplemental Indenture thereto dated as of June 22, 1999 (the "SUPPLEMENTAL INDENTURE").

     The Notes will be unsecured debt securities of the Company.

     As of March 31, 1999 the Company had outstanding approximately $4.208 billion aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to the Notes and the Notes will not be senior to such indebtedness, except that the Notes will be senior to certain subordinated debentures in aggregate principal amount of $436 million, issued in connection with certain preferred securities of certain subsidiary trusts. The Notes will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Company.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Notes will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Notes, is dependent primarily upon the earnings and cash flows of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments.

     A substantial portion of the consolidated liabilities of CMS Energy has been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including Holders of Notes, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy).

     The Notes will be issued in the form of one or more global notes (each, a "GLOBAL NOTE"), in registered form, without coupons, in denominations of $1,000 or an integral multiple thereof as described under "Book-Entry System." The Global Notes will be registered in the name of a nominee of the Depository Trust Company ("DTC"). Except as set forth herein under "Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Senior Debt Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The 2011 Notes are limited in aggregate principal amount to $250 million and the 2013 Notes are limited in aggregate principal amount to $150 million. The 2011 Notes and the 2013 Notes will bear interest at 8% and 8 3/8%, respectively per annum from and including June 22, 1999 to but excluding July 1, 2001 for the 2011 Notes and July 1, 2003 for the 2013 Notes (each a "COUPON RESET DATE"). Interest on the Notes will be payable semi-annually on January 1 and July 1, beginning January 1, 2000. Subject to certain exceptions, the Indenture provides for the payment of interest on the interest payment date only to persons in whose names the Notes are registered on the Regular Record Date, which will be the December 15 or June 15 (whether or not a "BUSINESS DAY", as defined in the Notes), as the case may be, immediately preceding the applicable Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     If NationsBank, N.A. (the "CALLHOLDER") elects to purchase the Notes pursuant to the Call Option (as defined below), the Calculation Agent (as defined below) will reset the interest rate effective on the Coupon Reset Date, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the Notes will be purchased from the holders by the Callholder, in whole but not in part, at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein (interest accrued to but excluding the Coupon Reset Date will be paid by CMS Energy on such date to holders on the immediately preceding Record Date), and (ii) on and after the Coupon Reset Date, the Notes will bear interest at the rate determined by the Calculation Agent in accordance with the procedures set forth under "Coupon Reset Process if Notes are Called" below.

FINAL MATURITY DATES

     The 2011 Notes and the 2013 Notes will mature on July 1, 2011 and July 1, 2013, respectively (each a "FINAL MATURITY DATE"). On July 1, 2001, for the 2011 Notes, and July 1, 2003, for the 2013 Notes, however, holders of the 2011 Notes and the 2013 Notes, respectively, will be required to sell their Notes at a price equal to 100% of the principal amount thereof (i) to the Callholder if it purchases the Notes pursuant to the Call Option or (ii) in the event the Callholder does not exercise the Call Option or fails for any reason to pay the Call Price (as defined below) to the Trustee when required, to CMS Energy following the exercise by the Trustee for and on behalf of the holders of the 2011 Notes or the 2013 Notes of the Mandatory Put. The Trustee is required to exercise the Mandatory Put without the consent of, or notice to, the holders of the Notes. See "Call Option; Mandatory Put."

CALL OPTION; MANDATORY PUT

Call Option

     The "CALLHOLDER" with respect to the Notes will be NationsBank, N.A. Pursuant to the terms of the Notes, the Callholder has the right to purchase the Notes, in whole but not in part, on the applicable Coupon Reset Date (the "CALL OPTION"), at a price equal to 100% of the principal amount thereof (the "CALL PRICE"), by giving notice to the Trustee (the "CALL NOTICE"). If the Callholder exercises the Call Option, the Trustee will send a copy of the Call Notice to the holders as required by the terms of the Notes. The Callholder will be required to give the Call Notice to the Trustee, in writing, prior to 4:00 p.m., New York City time, no later than fifteen calendar days prior to the applicable Coupon Reset Date. The Call Notice may be revoked by the Callholder at any time prior to 2:00 p.m. New York City time, on the Business Day prior to the applicable Coupon Reset Date. If the Callholder exercises the Call Option, (a) not later than 2:00 p.m., New York City time, on the Business Day prior to the Coupon Reset Date, the Callholder shall pay the amount of the Call Price in immediately available funds to the Trustee for payment of the Call Price to the holders of the Notes on the Coupon Reset Date and (b) the holders of the Notes will be required to deliver the Notes against payment therefor on the Coupon Reset Date through the facilities of DTC. The Callholder is not required to exercise the Call Option, and no holder of the Notes or any interest therein shall have any right or claim against the Callholder as a result of the Callholder not purchasing the Notes.

     The Call Option provides for certain circumstances under which such Call Option may be terminated. If the Call Option terminates or if the Callholder fails to pay the Call Price to the Trustee at or prior to the required time, the Trustee shall exercise the Mandatory Put described below. The Trustee shall notify the holders that it is exercising the Put Option as required by the Notes.

Mandatory Put

     If the Callholder fails for any reason to purchase the Notes on the applicable Coupon Reset Date, the Trustee will be obligated to exercise on behalf of the holders of the Notes the right to require CMS Energy to purchase the 2011 Notes or the 2013 Notes, in whole but not in part (the "MANDATORY PUT"), on the applicable Coupon Reset Date at a price equal to 100% of the principal amount thereof (the "PUT PRICE"). By its purchase of a Note, each holder irrevocably agrees that the Trustee shall exercise the Mandatory Put for, or on behalf of, the holder of the Notes as provided herein. If the Trustee exercises the Mandatory Put, then CMS Energy shall deliver the Put Price in immediately available funds to the Trustee by no later than 12:00 noon, New York City time, on the applicable Coupon Reset Date and the holders of the 2011 Notes and the 2013 Notes will be required to deliver such Notes to CMS Energy against payment therefor on the applicable Coupon Reset Date through the facilities of DTC. No holder of the Notes or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Mandatory Put.

Notice to Holders

     In anticipation of the exercise of the Call Option or Mandatory Put on the applicable Coupon Reset Date, notice of delivery of the 2011 Notes or the 2013 Notes on the applicable Coupon Reset Date against payment of the Call Price or Put Price (the "DELIVERY NOTICE") shall be given by mail not less than 30 nor more than 60 days prior to the applicable Coupon Reset Date (which, as long as the applicable Notes are held in the book-entry only system, will be DTC (or its nominee) or a successor depositary (the "DEPOSITARY")); provided, however, that the failure to duly give such Delivery Notice by mail, or any defect therein, shall not affect the validity of any proceedings for the delivery of any Notes. The Trustee will notify the holders of Notes once it is determined whether the Call Price or the Put Price will be delivered on the applicable Coupon Reset Date. Interest on the Notes accrues to, but excludes, the applicable Coupon Reset Date.

     The Notes have no sinking fund or other redemption provisions.

COUPON RESET PROCESS IF NOTES ARE CALLED

     Pursuant to the terms of a Calculation Agency Agreement, Banc of America Securities LLC has been appointed the calculation agent for the 2011 Notes and the 2013 Notes (in its capacity as calculation agent, the "CALCULATION AGENT"). If the Callholder exercises the Call Option for either the 2011 Notes or the 2013 Notes, as set forth above, then the following steps (the "COUPON RESET PROCESS") will be taken in order to determine the interest rate to be paid on the applicable Notes, from and including the applicable Coupon Reset Date, to but excluding the applicable Final Maturity Date (the "COUPON RESET RATE"). CMS Energy and the Calculation Agent will use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

          (a) CMS Energy will provide the Calculation Agent with (i) a list (the "Dealer List"), no later than five Business Days prior to the applicable Coupon Reset Date, containing the names and addresses of three dealers, one of which shall be Banc of America Securities LLC from which CMS Energy desires the Calculation Agent to obtain Bids (as defined below) for the purchase of the Notes and (ii) a copy of any other material reasonably requested by the Calculation Agent to facilitate a successful Coupon Reset Process.

          (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent will provide to each dealer ("DEALER") on the Dealer List (i) a copy of this Prospectus, (ii) a copy of the applicable form of Note and (iii) a written request that each Dealer submit a Bid to the Calculation Agent by 12:00 noon, New York City time, on the third Business Day prior to the applicable Coupon Reset Date (the "BID DATE"). "BID" means an irrevocable written offer given by a Dealer for the purchase of all of the Notes settling on the applicable Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes ("YIELD TO

     MATURITY"). Each Dealer shall also be provided with (A) CMS Energy' name,
     (B) the Purchase Price (which shall be stated as a U.S. dollar amount and be calculated by the Calculation Agent in accordance with clause (c) below), (C) the principal amount and Final Maturity Date of the Notes and
     (D) the method by which interest will be calculated on the Notes.

          (c) The purchase price to be paid by any Dealer for the applicable Notes (the "PURCHASE PRICE") shall be equal to (i) the total principal amount of the Notes, plus (ii) a premium (the "NOTES PREMIUM") which shall be equal to the excess, if any, on the applicable Coupon Reset Date of (A) the discounted present value to the applicable Coupon Reset Date of a bond with a maturity of July 1, 2011 for the 2011 Notes and July 1, 2013 for the 2013 Notes, which has an interest rate of 5.78% for the 2011 Notes and 5.78% for the 2013 Notes, semi-annual interest payments on each January 1 and July 1, commencing January 1, 2002 for the 2011 Notes and January 1, 2004 for the 2013 Notes and a principal amount of $250 million for the 2011 Notes and $150 million for the 2013 Notes, and assuming a discount rate equal to the Treasury Rate over (B) $250 million for the 2011 Notes and $150 million for the 2013 Notes. "TREASURY RATE" for the Notes means the per annum rate equal to the offer side yield to maturity of the current on-the-run ten-year United States Treasury security per Telerate page 500 (or any successor page or substitute page as may replace such page on such service), at 11:00 a.m., New York City time, on the 90th calendar day prior to the applicable Coupon Reset Date (or such other time or date that may be agreed upon by CMS Energy and the Calculation Agent) or, if such rate does not appear on Telerate page 500 (or any successor page or substitute page as may replace such page on such service) at such time, the rate on GovPX End-of-Day Pricing at 3:00 p.m., New York City time, on such date (or such other time or date that may be agreed upon by CMS Energy and the Calculation Agent).

          (d) The Calculation Agent will provide written notice to CMS Energy by 12:30 p.m., New York City time, on the Bid Date, setting forth (i) the names of each of the Dealers from whom the Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) above. Unless the Call Option has terminated, the Calculation Agent will thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "SELECTED BID") and set the Coupon Reset Rate equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid; provided, however, that if the Calculation Agent has not received a timely Bid from a Dealer on the Bid Date, the Selected Bid shall be the lowest of all Bids received by such time, and provided further, that if any two or more of the lowest Bids submitted are equivalent, CMS Energy shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid). In all cases, Banc of America Securities LLC, in its capacity as a dealer, has the right to match the Bid with the lowest Yield to Maturity, whereby the Banc of America Securities LLC Bid becomes the Selected Bid.

          (e) Immediately after calculating the Coupon Reset Rate, the Calculation Agent will provide written notice to CMS Energy and the Trustee, setting forth the Coupon Reset Rate. At the request of the holders of any Notes, the Calculation Agent will provide to the holders the Coupon Reset Rate. The Coupon Reset Rate for the Notes will be effective from and including the applicable Coupon Reset Date.

          (f) The Callholder will sell the Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale is to be settled on the applicable Coupon Reset Date in immediately available funds.

     If the Calculation Agent determines (i) at any time prior to the sale of the Notes on the Bid Date that an Event of Default has occurred and is continuing under the Senior Debt Indenture as described in clauses (a) -- (c),
(e) and (f) under "Events of Default" (in such event, termination is at the Callholder's option) or an Event of Default has occurred under the Senior Debt Indenture as described in clause (d) under "Events of Default" (in such event, termination is automatic), (ii) following the Call Notice, the Callholder fails to pay the Call Price by 2:00 p.m., New York City time, on the Business Day prior to the Coupon Reset Date due to the occurrence of a Market Disruption Event (as defined below) or

(iii) following the Call Notice, fewer than two Dealers have submitted Bids in a timely manner substantially as provided above, the Call Option will be automatically revoked and terminated, and the Trustee will exercise the Mandatory Put on behalf of the holders. "MARKET DISRUPTION EVENT" shall mean any of the following: (A) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (B) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (C) any material adverse change in the existing financial, political or economic conditions in the United States of America; (D) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (E) any material disruption of the U.S. treasury securities market, U.S. corporate bond market or U.S. federal wire system; provided, in each case, that in the judgment of the Calculation Agent the effect of the foregoing makes it impracticable to conduct the Coupon Reset Process.

     The Calculation Agency Agreement provides that the Calculation Agent may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to CMS Energy and the Trustee of notice of such resignation. In such case, CMS Energy may appoint a successor Calculation Agent.

     The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the Notes and may exercise any vote or join in any action which any holder of the Notes may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in or have an interest in any transaction with CMS Energy or its affiliates as if it were not the Calculation Agent.

PURCHASE OF NOTES UPON CHANGE IN CONTROL

     In the event of any Change in Control (as defined below) each Holder of a Note will have the right, at such Holder's option, subject to the terms and conditions of the Senior Debt Indenture, to require the Company to repurchase all or any part of such Holder's Note on a date selected by the Company that is no earlier than 60 days nor later than 90 days (the "CHANGE IN CONTROL PURCHASE DATE") after the mailing of written notice by the Company of the occurrence of such Change in Control, at a repurchase price payable in cash equal to 101% of the principal amount of such Notes plus accrued interest, if any, thereon to the Change in Control Purchase Date (the "CHANGE IN CONTROL PURCHASE PRICE").

     Within 30 days after the Change in Control Date, the Company is obligated to mail to each Holder of a Note a notice regarding the Change in Control, which notice shall state, among other things:

     - that a Change in Control has occurred and that each such Holder has the right to require the Company to repurchase all or any part of such Holder's Notes at the Change in Control Purchase Price;

     - the Change in Control Purchase Price;

     - the Change in Control Purchase Date;

     - the name and address of the Paying Agent; and

     - the procedures that Holders must follow to cause the Notes to be repurchased.

     To exercise this right, a Holder must deliver a written notice (the "CHANGE IN CONTROL PURCHASE NOTICE") to the Paying Agent at its corporate trust office in Detroit, Michigan, or any other office of the Paying Agent maintained for such purposes, not later than 30 days prior to the Change in Control Purchase Date. The Change in Control Purchase Notice shall state

     - the portion of the principal amount of any Notes to be repurchased, which must be $1,000 or an integral multiple thereof;

     - that such Notes are to be repurchased by the Company pursuant to the applicable change-in-control provisions of the Senior Debt Indenture; and

     - unless the Notes are represented by one or more Global Notes, the certificate numbers of the Notes to be repurchased.

     Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent not later than three Business Days prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

     If a Note is represented by a Global Note, the Depositary (as defined herein) or its nominee will be the holder of such Note and therefore will be the only entity that can require the Company to repurchase Notes upon a Change in Control. To obtain repayment with respect to such Note upon a Change in Control, the beneficial owner of such Note must provide to the broker or other entity through which it holds the beneficial interest in such Note (i) the Change in Control Purchase Notice signed by such beneficial owner, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States and
(ii) instructions to such broker or other entity to notify the Depositary of such beneficial owner's desire to cause the Company to repurchase such Notes. Such broker or other entity will provide to the Paying Agent (i) a Change in Control Purchase Notice received from such beneficial owner and (ii) a certificate satisfactory to the Paying Agent from such broker or other entity that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such Notes by the Company.

     Payment of the Change in Control Purchase Price for a Note in registered, certificated form (a "CERTIFICATED NOTE") for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Certificated Note (together with necessary endorsements) to the Paying Agent at its office in Detroit, Michigan, or any other office of the Paying Agent maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Certificated Note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Certificated Note.

     If the Paying Agent holds, in accordance with the terms of the Senior Debt Indenture, money sufficient to pay the Change in Control Purchase Price of a Note on the Business Day following the Change in Control Purchase Date for such Note, then, on and after such date, interest on such Note will cease to accrue, whether or not such Note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the Note).

     Under the Senior Debt Indenture, a "CHANGE IN CONTROL" means an event or series of events by which (i) the Company ceases to beneficially own, directly or indirectly, at least 80% of the total voting power of all classes of Capital Stock then outstanding of Consumers (whether arising from issuance of securities of the Company or Consumers, any direct or indirect transfer of securities by the Company or Consumers, any merger, consolidation, liquidation or dissolution of the Company or Consumers or otherwise); or (ii) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the Voting Stock of the Company; or (iii) the Company consolidates with or merges into another corporation or directly or indirectly conveys, transfers or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into the Company, in either event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities, or other property, other than any such transaction where
(A) the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving corporation and (B) the holders of the Voting Stock of the Company immediately prior to such transaction retain, directly or indirectly, substantially proportionate ownership of the Voting Stock of the surviving corporation immediately after such transaction.

     The Senior Debt Indenture requires the Company to comply with the provisions of Regulation 14E and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by the Company to purchase Notes at the option of Holders upon a Change in Control. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of its common stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a term contained in many similar debt offerings and the terms of such feature result from negotiations between the Company and the Underwriters. Management has no present intention to propose any anti-takeover measures although it is possible that the Company could decide to do so in the future.

     No Note may be repurchased by the Company as a result of a Change of Control if there has occurred and is continuing an Event of Default described under "Events of Default" below or in the accompanying base prospectus (other than a default in the payment of the Change in Control Purchase Price with respect to the Notes). In addition, the Company's ability to purchase Notes may be limited by its financial resources and its inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

CERTAIN RESTRICTIVE COVENANTS

     The Senior Debt Indenture contains the covenants described below. Certain capitalized terms used below are defined herein under the heading "Certain Definitions."

LIMITATION ON RESTRICTED PAYMENTS

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Restricted Payments," the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to (i) declare or pay any dividend or make any distribution on the Capital Stock of the Company to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to the Company or a Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, or (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof, any Subordinated Indebtedness (any such dividend, distribution, purchase, redemption, repurchase, defeasing, other acquisition or retirement being hereinafter referred to as a "RESTRICTED PAYMENT") if at the time the Company or such Subsidiary makes such Restricted Payment: (1) an Event of Default, or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since May 6, 1997 would exceed the sum of:
(a) $100,000,000 plus 100% of Consolidated Net Income from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Cash Proceeds received by the Company from the issue or sale of or contribution with respect to its Capital Stock after May 6, 1997.

     The foregoing provisions will not prohibit:

     - dividends or other distributions paid in respect of any class of Capital Stock issued by the Company in connection with the acquisition of any business or assets by the Company or a Restricted Subsidiary where the dividends or other distributions with respect to such Capital Stock are payable solely from the net earnings of such business or assets;

     - any purchase or redemption of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock);

     - dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; or

     - payments pursuant to the Tax Sharing Agreement.

LIMITATION ON CERTAIN LIENS

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding, the Company shall not create, incur, assume or suffer to exist any Lien upon or with respect to any of its property of any character, including without limitation any shares of Capital Stock of Consumers or Enterprises, without making effective provision whereby the Notes shall be (so long as any such other creditor shall be so secured) equally and ratably secured. The foregoing restrictions shall not apply to (a) Liens securing Indebtedness of the Company, provided that on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all the secured Indebtedness of the Company at such date shall not exceed 5% of Consolidated Net Tangible Assets or (b) certain liens for taxes, pledges to secure workman's compensation, other statutory obligations and Support Obligations, certain materialmen's, mechanic's and similar liens and certain purchase money liens.

LIMITATION ON ASSET SALES

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are outstanding, the Company may not sell, transfer or otherwise dispose of any property or assets of the Company, including Capital Stock of any Consolidated Subsidiary, in one transaction or a series of transactions in an amount which exceeds $50,000,000 (an "ASSET SALE") unless the Company shall (i) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of a Consolidated Subsidiary or Indebtedness of the Company which is pari passu with the Notes or (ii) invest an equal amount not so used in clause (i) in property or assets of related business within 24 months after the date of the Asset Sale (the "APPLICATION PERIOD") or (iii) apply such excess Net Cash Proceeds not so used in (i) or (ii) (the "EXCESS PROCEEDS") to make an offer, within 30 days after the end of the Application Period, to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes on the relevant purchase date equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes on the relevant purchase date and unpaid interest, if any, to the purchase date. The Company shall only be required to make an offer to purchase Notes from Holders pursuant to subsection (iii) if the Excess Proceeds equal or exceed $25,000,000 at any given time.

     The procedures to be followed by the Company in making an offer to purchase Notes from the Holders with Excess Proceeds, and for the acceptance of such offer by the Holders, shall be the same as those set forth above in "Purchase of Notes Upon Change of Control" with respect to a Change in Control.

LIMITATION ON CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     In addition to the terms of the Senior Debt Indenture relating to consolidations or mergers described in the accompanying base prospectus, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidation, Merger, Sale or Conveyance" (but not from the provisions described in the accompanying base prospectus which permit a consolidation or merger provided that the surviving corporation assumes the obligations of the Company under the Notes and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia), the Company shall not consolidate with or merge into any other Person or sell, lease or convey the property of the Company in the entirety or substantially as an entirety, unless (i) immediately after giving effect to such transaction the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of the Company immediately prior to the transaction, and (ii) after giving effect to such transaction, the surviving entity would be entitled to incur at least one dollar of additional Indebtedness (other than revolving Indebtedness to banks) pursuant to the first paragraph under "-- Limitation on Consolidated Indebtedness" below. Notwithstanding the foregoing provisions, such a transaction may constitute a Change of Control as described in "-- Purchase of Notes Upon Change in Control" above and give rise to the right of a Holder to require the Company to repurchase all or part of such Holder's Notes.

LIMITATION ON CONSOLIDATED INDEBTEDNESS

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidated Indebtedness," the Company will not, and will not permit any of its Consolidated Subsidiaries to, issue, create, assume, guarantee, incur or otherwise become liable for (collectively, "ISSUE"), directly or indirectly, any Indebtedness unless the Consolidated Coverage Ratio of the Company and its Consolidated Subsidiaries for the four consecutive fiscal quarters immediately preceding the issuance of such Indebtedness (as shown by a pro forma consolidated income statement of the Company and its Consolidated Subsidiaries for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Indebtedness after giving effect to (i) the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued at the beginning of the period, (ii) the issuance and retirement of any other Indebtedness since the first day of the period as if such Indebtedness was issued or retired at the beginning of the period and (iii) the acquisition of any company or business acquired by the Company or any Subsidiary since the first day of the period (including giving effect to the pro forma historical earnings of such company or business), including any acquisition which will be consummated contemporaneously with the issuance of such Indebtedness, as if in each case such acquisition occurred at the beginning of the period) exceeds a ratio of 1.7 to 1.0.

     The foregoing limitation is subject to exceptions for:

     - Indebtedness of the Company to banks not to exceed $1,000,000,000 in aggregate outstanding principal amount at any time;

     - Indebtedness outstanding on the date of the Supplemental Indenture and certain refinancings thereof;

     - certain refinancings and Indebtedness of the Company to a Subsidiary or by a Subsidiary to the Company;

     - Indebtedness of a Consolidated Subsidiary issued to acquire, develop, improve, construct or to provide working capital for a gas, oil or electric generation, exploration, production, distribution, storage or transmission facility and related assets provided that such Indebtedness is without recourse to any assets of the Company, Consumers, Enterprises, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary;

     - Indebtedness of a Person existing at the time at which such Person became a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary;

     - Indebtedness issued by the Company not to exceed $150,000,000 in aggregate outstanding principal amount at any time; and

     - Indebtedness of a Consolidated Subsidiary in respect of rate reduction bonds issued to recover electric restructuring transition costs of Consumers provided that such Indebtedness is without recourse to the assets of Consumers.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Senior Debt Indenture. Reference is made to the Senior Debt Indenture for a full definition of all terms as well as any other capitalized terms used herein and not otherwise defined.

     "Business Day" means a day on which banking institutions in New York, New York or Detroit, Michigan are not authorized or required by law or regulation to close.

     "Capital Lease Obligation" of a Person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

     "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock or letter stock; provided that Hybrid Preferred Securities are not considered Capital Stock for purposes of this definition.

     "CMS Electric and Gas" means CMS Electric and Gas Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Gas Transmission and Storage" means CMS Gas Transmission and Storage Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Generation" means CMS Generation Co., a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS MST" means CMS Marketing, Services and Trading Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Oil & Gas" means, CMS Oil & Gas Co. (formerly known as, "CMS NOMECO Oil & Gas Co."), a Michigan corporation and wholly-owned subsidiary of the Company.

     "Consolidated Assets" means, at any date of determination, the aggregate assets of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Coverage Ratio" with respect to any period means the ratio of
(i) the aggregate amount of Operating Cash Flow for such period to (ii) the aggregate amount of Consolidated Interest Expense for such period.

     "Consolidated Current Liabilities" means, for any period, the aggregate amount of liabilities of the Company and its Consolidated Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after (i) eliminating all inter-company items between the Company and any Consolidated Subsidiary and (ii) deducting all current maturities of long-term Indebtedness, all as determined in accordance with generally accepted accounting principles.

     "Consolidated Indebtedness" means, at any date of determination, the aggregate Indebtedness of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided that Consolidated Indebtedness shall not include any subordinated debt owned by any Hybrid Preferred Securities Subsidiary.

     "Consolidated Interest Expense" means, for any period, the total interest expense in respect of Consolidated Indebtedness of the Company and its Consolidated Subsidiaries, including, without duplication, (i) interest expense attributable to capital leases, (ii) amortization of debt discount,

(iii) capitalized interest, (iv) cash and noncash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Interest Rate Protection Agreements (including amortization of discount) and (vii) interest expense in respect of obligations of other Persons deemed to be Indebtedness of the Company or any Consolidated Subsidiaries under clause (v) or (vi) of the definition of Indebtedness, provided, however, that Consolidated Interest Expense shall exclude (a) any costs otherwise included in interest expense recognized on early retirement of debt and (b) any interest expense in respect of any Indebtedness of any Subsidiary of Consumers, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary provided that such Indebtedness is without recourse to any assets of the Company, Consumers, Enterprises, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income (i) any net income of any Person if such Person is not a Subsidiary, except that (A) the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Consolidated Subsidiary as a dividend or other distribution and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its Consolidated Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; and (iv) any net income of any Subsidiary of Consumers, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary whose interest expense is excluded from Consolidated Interest Expense, provided, however, that for purposes of this subsection (iv), any cash, dividends or distributions of any such Subsidiary to the Company shall be included in calculating Consolidated Net Income.

     "Consolidated Net Tangible Assets" means, for any period, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of: (i) Consolidated Current Liabilities; (ii) minority interests in Consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;
(iii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors as evidenced by Board resolutions; (iv) any revaluation or other write-up in value of assets subsequent to December 31, 1996, as a result of a change in the method of valuation in accordance with generally accepted accounting principles; (v) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses organization or developmental expenses and other intangible items; (vi) treasury stock; and (vii) any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

     "Consolidated Net Worth" of any Person means the total of the amounts shown on the consolidated balance sheet of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by such Person not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (i) the par or stated value of all outstanding

Capital Stock plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

     "Consolidated Subsidiary" means, any Subsidiary whose accounts are or are required to be consolidated with the accounts of the Company in accordance with generally accepted accounting principles.

     "Consumers" means Consumers Energy Company, a Michigan corporation, all of whose common stock is on the date hereof owned by the Company.

     "Designated Enterprises Subsidiary" means any wholly-owned subsidiary of Enterprises formed after the date of the Supplemental Indenture which is designated a Designated Enterprises Subsidiary by the Board of Directors.

     "Enterprises" means CMS Enterprises Company, a Michigan corporation and wholly-owned subsidiary of the Company.

     "Exchangeable Stock" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than Capital Stock of such corporation that is neither Exchangeable Stock nor Redeemable Stock).

     "Holder" means the Person in whose name a Note is registered in the security register kept by the Company for that purpose.

     "Hybrid Preferred Securities" means any preferred securities issued by a Hybrid Preferred Securities Subsidiary, where such preferred securities have the following characteristics: (i) such Hybrid Preferred Securities Subsidiary lends substantially all of the proceeds from the issuance of such preferred securities to the Company or Consumers in exchange for subordinated debt issued by the Company or Consumers, respectively; (ii) such preferred securities contain terms providing for the deferral of distributions corresponding to provisions providing for the deferral of interest payments on such subordinated debt; and
(iii) the Company or Consumers (as the case may be) makes periodic interest payments on such subordinated debt, which interest payments are in turn used by the Hybrid Preferred Securities Subsidiary to make corresponding payments to the holders of the Hybrid Preferred Securities.

     "Hybrid Preferred Securities Subsidiary" means any business trust (or similar entity) (i) all of the common equity interest of which is owned (either directly or indirectly through one or more wholly-owned Subsidiaries of the Company or Consumers) at all times by the Company or Consumers, (ii) that has been formed for the purpose of issuing Hybrid Preferred Securities and (iii) substantially all of the assets of which consist at all times solely of subordinated debt issued by the Company or Consumers (as the case may be) and payments made from time to time on such subordinated debt.

     "Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Lien" means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the aggregate proceeds of such Asset Sale including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by the Company, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with generally accepted accounting principles and (b) with respect to any issuance or sale or contribution in respect of Capital Stock, the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by the Company, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof, provided, however, that if such fair market value as determined by the Board of Directors of property other than cash is greater than $25 million, the value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions.

     "Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock other than Preferred Stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Other Rating Agency" shall mean any one of Duff & Phelps Credit Rating Co., Fitch Investors Service, L.P. or Moody's Investors Service, Inc., and any successor to any of these organizations which is a nationally recognized statistical rating organization.

     "Operating Cash Flow" means, for any period, with respect to the Company and its Consolidated Subsidiaries, the aggregate amount of Consolidated Net Income after adding thereto Consolidated Interest Expense (adjusted to include costs recognized on early retirement of debt), income taxes, depreciation expense, Amortization Expense and any noncash amortization of debt issuance costs, any nonrecurring, noncash charges to earnings and any negative accretion recognition.

     "Paying Agent" means any person authorized by the Company to pay the principal of (and premium, if any) or interest on any of the Notes on behalf of the Company. Initially, the Paying Agent is the Senior Debt Trustee (as defined in the accompanying base prospectus).

     "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided that Hybrid Preferred Securities are not considered Preferred Stock for purposes of this definition.

     "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the stated maturity of the Outstanding Notes or is redeemable at the option of the holder thereof at any time prior to the first anniversary of the stated maturity of the Outstanding Notes.

     "Restricted Subsidiary" means any Subsidiary (other than Consumers and its subsidiaries) of the Company which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 10% of the total Consolidated Assets of the Company and its Consolidated Subsidiaries and any other Subsidiary which from time to time is designated a Restricted Subsidiary by the Board of Directors provided that no Subsidiary may be designated a Restricted Subsidiary if, immediately after giving effect thereto, an Event of Default or event that, with the lapse of time or giving of notice or both, would constitute an Event of Default would exist or the Company and its Restricted Subsidiaries could not incur at least one dollar of additional Indebtedness pursuant to the first paragraph under "Description of the Notes Limitation on Consolidated Indebtedness," and (i) any such Subsidiary so designated as a Restricted Subsidiary must be organized under the laws of the United States or any State thereof, (ii) more than 80% of the Voting Stock of such Subsidiary must be owned of record and beneficially by the Company or a Restricted Subsidiary and (iii) such Restricted Subsidiary must be a Consolidated Subsidiary.

     "Standard & Poor's" shall mean Standard & Poor's Ratings Group, a division of McGraw Hill Inc., and any successor thereto which is a nationally recognized statistical rating organization, or if such entity shall cease to rate the Notes or shall cease to exist and there shall be no such successor thereto, any other nationally recognized statistical rating organization selected by the Company which is acceptable to the Senior Debt Trustee.

     "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the date of the Supplemental Indenture or thereafter incurred) which is contractually subordinated or junior in right of payment to the Notes.

     "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Support Obligations" means, for any person, without duplication, any financial obligation, contingent or otherwise, of such person guaranteeing or otherwise supporting any debt or other obligation of any other person in any manner, whether directly or indirectly, and including, without limitation, any obligation of such person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such debt, (ii) to purchase property, securities or services for the purpose of assuring the owner of such debt of the payment of such debt, (iii) to maintain working capital, equity capital, available cash or other financial statement condition of the primary obligor so as to enable the primary obligor to pay such debt, (iv) to provide equity capital under or in respect of equity subscription arrangements (to the extent that such obligation to provide equity capital does not otherwise constitute debt), or (v) to perform, or arrange for the performance of, any non-monetary obligations or non-funded debt payment obligations of the primary obligor.

     "Tax-Sharing Agreement" means the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated January 1, 1994, as amended or supplemented from time to time, by and among the Company, each of the members of the Consolidated Group (as defined therein), and each of the corporations that become members of the Consolidated Group.

     "Voting Stock" means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

EVENTS OF DEFAULT

     The occurrence of any of the following events with respect to the Notes will constitute an "EVENT OF DEFAULT" with respect to the Notes: (a) default for 30 days in the payment of any interest on any of the Notes; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Notes, whether at maturity, upon redemption, acceleration, purchase by the Company at the option of the Holders or otherwise; (c) default for 60 days by the Company in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Notes after written notice thereof as provided in the Senior Debt Indenture; (d) certain events of bankruptcy, insolvency or reorganization relating to the Company or Consumers;
(e) entry of final judgments against the Company or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (f) a default resulting in the acceleration of indebtedness of the Company or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Senior Debt Indenture.

     If an Event of Default on the Notes shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of all the Notes and the premium thereon and interest, if any, accrued thereon to be due and payable immediately.

     The Senior Debt Indenture provides that the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Notes, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series.

     The Senior Debt Indenture provides that no Holder of Notes may institute any action against the Company under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class).

     The Senior Debt Indenture requires the Company to furnish to the Senior Debt Trustee annually a statement as to the Company's compliance with all conditions and covenants under the Senior Debt Indenture. The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the Notes of any default affecting such Notes (except defaults as to payment of principal, premium or interest on the Notes) if it considers such withholding to be in the interests of the Holders of the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be issued initially in the form of one or more Global Notes that will be deposited with, or on behalf of, DTC, which will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). DTC and any other depository which may replace DTC as depositary for the Notes are sometimes referred to herein as the

"DEPOSITARY." Except under the limited circumstances described below, Notes represented by Global Notes will not be exchangeable for Certificated Notes.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, such Depositary or such nominee, as the case may be, will be considered the sole registered holder of the individual Notes represented by such Global Note for all purposes under the Senior Debt Indenture. Payments of principal of and premium, if any, and any interest on individual Notes represented by a Global Note will be made to the Depositary or its nominee, as the case may be, as the registered holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Senior Debt Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in the accompanying Prospectus.

     The following is based upon information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("PARTICIPANTS") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("DIRECT PARTICIPANTS") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("INDIRECT PARTICIPANTS"). The rules applicable to DTC and its Participants are on file with the Commission.

     In addition, the Depositary's management is aware that some computer applications, systems, and the like for processing data ("SYSTEMS") that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 Problems." The Depositary has informed participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the Depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, the Depositary's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the Depositary licenses software and hardware, and third party vendors on whom the Depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The Depositary has informed the financial community that it is contacting, and will continue to contact, third party vendors from whom the Depositary acquires services to impress upon them the importance of such services being Year 2000 compliant, and the determine the extend of their efforts for Year 2000 rededication and, as appropriate, testing of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for one or more Notes is discontinued.

     To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participant and not of DTC, any Agents, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving 90 days' notice to the Company or the Senior Debt Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered in exchange for the Notes represented by the Global Notes held by the DTC. See "Certificated Notes."

     In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Certificated Notes will be printed and delivered in exchange for the Notes represented by the Global Notes held by DTC. See "Certificated Notes."

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. The Company believes such information to be reliable, but the Company takes no responsibility for the accuracy thereof.

     None of the Company, the Underwriters, the Senior Debt Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTIFICATED NOTES

     If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company by the earlier of (i) 90 days from the date the Company receives notice to the effect that the Depositary is unwilling or unable to act, or the Company determines that the Depositary is unable to act or (ii) the effectiveness of the Depositary's resignation or failure to fulfill its duties as Depositary, the Company will issue Certificated Notes in exchange for the Notes represented by the Global Notes held by the Depositary. Further, within seven days after the occurrence of an Event of Default described in clauses (a), (b) or (c) under "Description of Debt Securities--Senior Debt Securities--Events of Default" in the accompanying base prospectus, the Company will issue Certificated Notes in exchange for Notes represented by a Global Note. In addition, the Company may at any time and in its sole discretion determine not to have Notes represented by a Global Note and, in such event, will issue individual Certificated Notes in exchange for the Notes represented by the Global Note. In any such instance, the owner of a beneficial interest in a Note represented by a Global Note will be entitled to have such Notes registered in its name and will be entitled to physical delivery of such Note in certificated form. Individual Certificated Notes so issued will be issued in fully registered form, without coupons, in one or more authorized denominations as described above under "General."

     Certificated Notes will be exchangeable for other Certificated Notes of any authorized denominations and of a like aggregate principal amount and tenor.

     Certificated Notes may be presented for exchange as provided above, and may be presented for registration of transfer (duly endorsed, or accompanied by a duly executed written instrument of transfer), at the office of the Senior Debt Trustee, in Detroit, Michigan (the "SECURITY REGISTRAR"). The Security Registrar will not charge a service charge for any registration of transfer or exchange of Notes; however, the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith, as described in the Senior Debt Indenture. Such transfer or exchange will be effected upon the Security Registrar or such other transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company may at any time designate additional transfer agents with respect to the Notes.

     The Company shall not be required to (a) issue, exchange or register the transfer of any Certificated Note for a period of 15 days next preceding the mailing of notice of redemption of such Note or (b) exchange or register the transfer of any Certificated Note or portion thereof selected, called or being called for redemption, except in the case of any Certificated Note to be redeemed in part, the portion thereof not so to be redeemed.

     If a Certificated Note is mutilated, destroyed, lost or stolen, it may be replaced at the office of the Security Registrar upon payment by the Holder of such expenses as may be incurred by the Company and the Security Registrar in connection therewith and the furnishing of such evidence and indemnity as the Company and the Security Registrar may require. Mutilated Notes must be surrendered before new Notes will be issued.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "UNDERWRITING AGREEMENT"), the underwriters named below (the "UNDERWRITERS"), for whom Banc of America Securities LLC and Morgan Stanley & Co. Incorporated are acting as joint book-running managers, have severally agreed to purchase, and the Company has agreed to sell to them, the respective principal amounts of the Notes set forth opposite their names below:

                                                    PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                      NAME                           OF 2011 NOTES       OF 2013 NOTES
                      ----                          ----------------    ----------------
Banc of America Securities LLC..................      $ 87,500,000        $ 52,500,000
Morgan Stanley & Co. Incorporated...............        87,500,000          52,500,000
Chase Securities Inc. ..........................        37,500,000          22,500,000
Donaldson, Lufkin & Jenrette Securities
  Corporation...................................        37,500,000          22,500,000
                                                      ------------        ------------
     Total......................................      $250,000,000        $150,000,000
                                                      ============        ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken, provided that, under certain circumstances relating to a default of one or more Underwriters, less than all of the Notes may be purchased. Default by one or more Underwriters would not relieve the non-defaulting Underwriters from their several obligations, and in the event of such default, the Company would have the right to require the non-defaulting Underwriters to purchase the respective principal amount of Notes which they have severally agreed to purchase and, in addition, to purchase Notes which the defaulting Underwriter or Underwriters shall have so failed to purchase up to a principal amount thereof equal to one-ninth of the respective principal amounts of Notes which such non-defaulting Underwriters have otherwise agreed to purchase.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at prices that represent concessions not to exceed .675% for the 2011 Notes and .825% for the 2013 Notes of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, concessions not to exceed .250% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may be varied from time to time by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing the Notes on any securities exchange or for quotation through any inter-dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in any of the Notes and any such market making may be discontinued at any time without notice at the discretion of the Underwriters. No assurances can be given as to the liquidity of, or the trading market for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Each of Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Donaldson, Lufkin & Jenrette Securities Corporation, and Chase Securities Inc. and certain of their respective affiliates have provided, and may continue to provide, investment banking services to the Company.

                                 LEGAL OPINIONS

     Opinions as to the legality of the Notes will be rendered for CMS Energy by Michael D. Van Hemert, Assistant General Counsel for CMS Energy. Certain legal matters with respect to the Notes will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP. As of March 31, 1999, an attorney currently employed by Skadden, Arps, Slate, Meagher & Flom LLP, and formerly employed by CMS Energy, owned approximately 50,326 shares of CMS Energy Common Stock, 2,000 shares of Class G Common Stock,10 shares of Consumers $4.50 Series Preferred Stock, $100 par value, and $50,000 aggregate principal amount of certain debt securities issued by CMS Energy. As of March 31, 1999, Mr. Van Hemert beneficially owned approximately 2,889 shares of CMS Energy Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus supplement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, 1999 and 1998 Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus supplement in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                             CMS ENERGY CORPORATION

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                 PANHANDLE COMPANIES
                                              PRE-ACQUISITION PRO FORMA              PRO FORMA ACQUISITION
                                     -------------------------------------------   --------------------------
                                                  RESTRUCTURING   ELIMINATION OF
                        CMS ENERGY   PANHANDLE         AND         DUKE ENERGY     ACQUISITION    FINANCING
                        HISTORICAL   HISTORICAL    REALIGNMENT      ACTIVITIES     ADJUSTMENTS   TRANSACTIONS
                        ----------   ----------   -------------   --------------   -----------   ------------
Operating revenue......   $1,538        $133           $--             $ (3)(b)        $(2)(g)       $ --
Operating expenses
  Operations and
    maintenance........    1,077          43           (1)(a)             4(c)
  Depreciation and
    amortization.......      150          14           (1)(a)            (1)(d)          2(h)
  Property and other
    taxes..............       66           7           --                --
                          ------        ----           --              ----            ---           ----
                           1,293          64           (2)                3              2             --
                          ------        ----           --              ----            ---           ----
Pretax operating
  income...............      245          69            2                (6)            (4)            --
Other income
  (deductions).........        1           5
Fixed charges..........      111          19            2               (13)(e)                        23(j)
                          ------        ----           --              ----            ---           ----
Income before income
  taxes................      135          55           --                 7             (4)           (23)
Income taxes...........       37          21           --                 2(f)          (1)(i)         (8)(k)
                          ------        ----           --              ----            ---           ----
Consolidated net
  income...............   $   98        $ 34           $--             $  5            $(3)          $(15)
                          ======        ====           ==              ====            ===           ====
Basic earnings per
  average common share
  CMS Energy...........   $  .82
                          ======
  Class G..............   $ 1.19
                          ======
Diluted earnings per
  average common share
  CMS Energy...........   $  .80
                          ======
  Class G..............   $ 1.19
                          ======
Average common shares
  outstanding CMS
  Energy...............      108                                                                       13(l)
                          ======                                                                     ====
  Class G..............        8                                                                       --
                          ======                                                                     ====


                           PRO FORMA ACQUISITION
                         -------------------------

                         INTERCOMPANY   CMS ENERGY
                         ELIMINATIONS   PRO FORMA
                         ------------   ----------
Operating revenue......      $ (4)(n)     $1,650
                              (12)(m)
Operating expenses
  Operations and
    maintenance........        (2)(n)      1,109
                              (12)(m)
  Depreciation and
    amortization.......        (1)(n)        163
  Property and other
    taxes..............                       73
                             ----         ------
                              (15)         1,345
                             ----         ------
Pretax operating
  income...............        (1)           305
Other income
  (deductions).........                        6
Fixed charges..........                      142
                             ----         ------
Income before income
  taxes................        (1)           169
Income taxes...........        (1)            50
                             ----         ------
Consolidated net
  income...............      $ --         $  119
                             ====         ======
Basic earnings per
  average common share
  CMS Energy...........                   $  .90
                                          ======
  Class G..............                   $ 1.19
                                          ======
Diluted earnings per
  average common share
  CMS Energy...........                   $  .88
                                          ======
  Class G..............                   $ 1.19
                                          ======
Average common shares
  outstanding CMS
  Energy...............                      121
                                          ======
  Class G..............                        8
                                          ======

    See accompanying Notes to Unaudited Pro Forma Combined Income Statement.

                             CMS ENERGY CORPORATION

             NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

RESTRUCTURING AND REALIGNMENT:

(a) To reflect the results of operations of Panhandle Storage Company and Trunkline LNG Company, both acquired by CMS Energy, and the transfer of Panhandle's interest in Northern Border Partners LP and certain non-operating assets to other subsidiaries of Duke Energy under the provisions of the Stock Purchase Agreement dated as of October 31, 1998, between CMS Energy and subsidiaries of Duke Energy (the "STOCK PURCHASE AGREEMENT").

ELIMINATION OF DUKE ENERGY ACTIVITIES:

(b) To reflect the elimination of rental income earned by Panhandle on an office building, which was transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

(c) To reflect the elimination of pension income recognized by Panhandle on the overfunded pension plans of Duke Energy. Under the provisions of the Stock Purchase Agreement, Duke Energy transferred to CMS Energy an amount of pension assets equivalent to the Panhandle Companies' liabilities assumed by CMS Energy.

(d) To reflect the elimination of depreciation associated with an office building and certain other assets, which were transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

(e) To reflect a reduction in interest expense relating to the settlement of certain short-term notes payable to Duke Energy under the provisions of the Stock Purchase Agreement.

(f) To reflect the income tax expense effects of the pro forma adjustments (b) through (e) at an estimated rate of 35%.

ACQUISITION ADJUSTMENTS:

(g) To reflect the elimination of non-cash amortization of deferred credits associated with a Trunkline LNG Company rate settlement.

(h) To reflect depreciation expense on the fair value of property, plant and equipment prospectively depreciated over a revised estimated average remaining life of 40 years. Also reflects amortization expense over a 40-year period of the estimated goodwill recognized in the Acquisition.

(i) To reflect the income tax expense effects of pro forma adjustment (g) and
    (h) at an estimated rate of 35%.

FINANCING TRANSACTIONS:

(j) To reflect the increase of interest expense relating to the issuance of $800 million of CMS Holding Notes with a weighted average interest rate of 6.8% and $500 million of CMS Energy senior debt with a coupon of 7.5%. An increase of 1/8% in interest rates would have the impact of increasing total pro forma interest expense by approximately $.4 million for the three months ended March 31, 1999.

(k) To reflect the income tax expense effects of pro forma adjustment (j) at an estimated rate of 35%.

(l) Represents an estimated per share offering price of $45.

INTERCOMPANY ELIMINATIONS:

(m) To reflect the elimination of intercompany transactions between CMS Energy and the Panhandle Companies.

(n) To eliminate three days of activity subsequent to the acquisition which is included in CMS Energy historical amounts.

                             CMS ENERGY CORPORATION

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES

                            ------------------------

We may offer up to $375,000,000 aggregate principal amount of our unsecured senior debt securities and our unsecured subordinated debt securities consisting of debentures, notes and other unsecured evidence of indebtedness, or any combination of these securities. For each type of the securities, the amount, price and terms will be determined at or prior to the time of sale.

We will provide the specific terms of these securities in an accompanying prospectus supplement or supplements. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of these securities unless accompanied by a prospectus supplement.

                            ------------------------

                 The date of this prospectus is April 20, 1999

     THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and current reports as well as other information with the Securities and Exchange Commission. The public may read and copy any reports or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C., 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1(800) SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     We have securities listed on the New York Stock Exchange. You can inspect and copy reports and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" information into this registration statement. This means that we are disclosing important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this registration statement, except for any information superseded by information in this registration statement. This registration statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

SEC FILINGS (FILE NO. 1-9513)             PERIOD/DATE
- Registration Statement on Form 8-B/A    November 21, 1996
- Annual Report on Form 10-K              Year ended December 31, 1998
- Current Reports on Form 8-K             Filed January 20, 1999 and April 6, 1999

     The documents we have filed with the SEC after the date of this registration statement and prior to the termination of the offering made by this prospectus are also incorporated by reference into this registration statement.

     You may request a copy of these filings at no cost, by writing or telephoning CMS Energy at the following address:

                                CMS Energy Corporation
                                Attn: Office of the Secretary
                                Fairlane Plaza South, Suite 1100
                                330 Town Center Drive
                                Dearborn, Michigan 48126
                                Telephone: (313) 436-9200

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from this information.

                             CMS ENERGY CORPORATION

     We are a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers Energy Company ("CONSUMERS") and CMS Enterprises Company ("ENTERPRISES"). Consumers is a public utility that provides natural gas and electricity to almost six million of the nine and one-half million residents in Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in several domestic and international energy businesses including:

     - Transmission, storage and processing of natural gas;

     - Independent power production;

     - Oil and gas exploration and production;

     - International energy distribution; and

     - Energy marketing, services and trading.

     Our consolidated operating revenue in 1998 was $5.1 billion. 51% of our consolidated operating revenue was derived from electric utility operations, 21% from gas utility operations, 18% from energy marketing, services and trading operations, 6% from independent power production and other non-utility operations, 3% from transmission, storage and processing of natural gas, and 1% from oil and gas exploration and production operations.

     Consumers' consolidated operations currently account for a majority of our total assets, revenues and income. Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries. At year end 1998, Consumers provided service to 1.64 million electric customers and 1.55 million gas customers. Consumers' consolidated operating revenue in 1998 was $3.7 billion. 70% of Consumers' operating revenue was generated from its electric utility business, 29% from its gas utility business and 1% from its non-utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission and the Federal Energy Regulatory Commission. Consumers' nuclear operations are subject to the jurisdiction of the Nuclear Regulatory Commission.

     We routinely evaluate, invest in, acquire and divest energy-related assets and/or businesses both domestically and internationally. Cash or securities are routinely the consideration for such transactions.

     We were incorporated in Michigan in 1987 and our world wide web address is http://www.cmsenergy.com. Our web site is not part of this Prospectus. Our principal executive office address is Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126. Our telephone number is (313) 436-9200.

     The information we have provided about ourselves above is not comprehensive. For further information about us and our subsidiaries including our capital requirements, business plans, external financing plans and legal and regulatory affairs, please refer to the documents incorporated by reference into this prospectus. See "Where to Find More Information" above.

                                USE OF PROCEEDS

     As will be more specifically set forth in the applicable prospectus supplement, we will use the net proceeds received from the sale of the unsecured senior or subordinated debt securities offered for our general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratios of earnings to fixed charges for each of the years ended December 31, 1994 through 1998 are as follows:

                                                                      YEAR ENDED DECEMBER 31
                                                         ------------------------------------------------
                                                         1998       1997       1996       1995       1994
                                                         ----       ----       ----       ----       ----
Ratio of earnings to fixed charges...................    1.59       1.78       1.96       1.90       2.07

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities offered by this prospectus will be unsecured obligations of CMS Energy and will be either senior or subordinated debt. Senior debt will be issued under a senior debt indenture and subordinated debt will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures."

     The following briefly summarizes the material provisions of the indentures and the debt securities. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from CMS Energy or the applicable trustee.

     Unless otherwise provided in the applicable prospectus supplement, the trustee under the senior debt indenture will be NBD Bank and the trustee under the subordinated debt indenture will be The Bank of New York.

GENERAL

     The indentures provide that unsecured senior or subordinated debt securities of CMS Energy may be issued in one or more series, with different terms, in each case as authorized from time to time by CMS Energy.

     Federal income tax consequences and other special considerations applicable to any debt securities issued by CMS Energy at a discount will be described in the applicable prospectus supplement.

     Because CMS Energy is a holding company, the claims of creditors of CMS Energy's subsidiaries will have a priority over CMS Energy's equity rights and the rights of CMS Energy's creditors, including the holders of debt securities, to participate in the assets of the subsidiary upon the subsidiary's liquidation.

     The applicable prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:

     - the title of the debt securities;

     - whether the debt securities will be senior or subordinated debt;

     - the total principal amount of the debt securities;

     - the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

     - the maturity date or dates;

     - the interest rate or the method of computing the interest rate;

     - the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

     - the location where payments on the debt securities will be made;

     - the terms and conditions on which the debt securities may be redeemed at the option of CMS Energy;

     - any obligation of CMS Energy to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

     - any provisions for the discharge of CMS Energy's obligations relating to the debt securities by deposit of funds or United States government obligations;

     - whether the debt securities are to trade in book-entry form and the terms and any conditions for exchanging the global security in whole or in part for paper certificates;

     - any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

     - any additional amounts with respect to the debt securities that CMS Energy will pay to a non-United States person because of any tax, assessment or governmental charge withheld or deducted and, if so, any option of CMS Energy to redeem the debt securities rather than paying these additional amounts; and

     - any other specific terms of the debt securities.

CONCERNING THE TRUSTEES

     Each of NBD Bank, the trustee under the senior debt indenture, and The Bank of New York, the trustee under the subordinated debt indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities.

     Exchange and Transfer. Debt securities may be presented for exchange and registered debt securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable prospectus supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any limitations contained in the applicable indenture. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Distributions on the debt securities in registered form will be made at the office or agency of the applicable trustee in the Borough of Manhattan, the City of New York or its other designated office. However, at the option of CMS Energy, payment of any interest may be made by check or by wire transfer. Payment of any interest due on debt securities in registered form will be made to the persons in whose name the debt securities are registered at the close of business on the record date for such interest payments. Payments made in any other manner will be specified in the prospectus supplement.

     Events of Default. Each indenture provides that events of default regarding any series of debt securities will be:

     - failure to pay required interest on any debt security of such series for 30 days;

     - failure to pay principal other than a scheduled installment payment or premium, if any, on any debt security of such series when due;

     - failure to make any required scheduled installment payment for 30 days on debt securities of such series;

     - failure to perform for 90 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of debt securities other than such series;

     - certain events of bankruptcy or insolvency, whether voluntary or not; or

     - entry of final judgments against CMS Energy or Consumers for more than $25,000,000 which remain undischarged or unbonded for 60 days or a default resulting in the acceleration of indebtedness of CMS Energy or Consumers more than $25,000,000, and the acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the applicable indenture; and

     Additional events of default may be prescribed for the benefit of the holders of a particular series of debt securities and will be described in the prospectus supplement relating to those debt securities.

     If an event of default regarding debt securities of any series issued under the indentures should occur and be continuing, either the trustee or the holders of 25% in the principal amount of outstanding debt securities of such series may declare each debt security of that series due and payable.

     Holders of a majority in principal amount of the outstanding debt securities of any series will be entitled to control certain actions of the trustee under the indentures and to waive past defaults regarding such series. The trustee generally will not be requested, ordered or directed by any of the holders of debt securities, unless one or more of such holders shall have offered to the trustee reasonable security or indemnity.

     Before any holder of any series of debt securities may institute action for any remedy, except payment on such holder's debt security when due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action.

     CMS Energy is required to annually furnish the relevant trustee a statement as to CMS Energy's compliance with all conditions and covenants under the applicable indenture. Each indenture provides that the relevant trustee may withhold notice to the holders of the debt securities of any series of any default affecting such series, except payment on holders' debt securities when due, if it considers withholding notice to be in the interests of the holders of the debt securities of such series.

     Consolidation, Merger or Sale of Assets. Each indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if the new corporation assumes the obligations of CMS Energy under the debt securities and the indentures and is organized and existing under the laws of the United States of America, any U.S. state or the District of Columbia.

     Modification of the Indenture. Each indenture permits CMS Energy and the relevant trustee to enter into supplemental indentures without the consent of the holders of the debt securities to establish the form and terms of any series of securities under the indentures.

     Each indenture also permits CMS Energy and the relevant trustee, with the consent of the holders of at least a majority in total principal amount of the debt securities of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the applicable indenture or modify in any manner the rights of the holders of the debt securities of each such affected series. CMS Energy and the relevant trustee may not, without the consent of the holder of each debt security affected, enter into any supplemental indenture to:

     - change the time of payment of the principal;

     - reduce the principal amount of such debt security;

     - reduce the rate or change the time of payment of interest on such debt security;

     - reduce the amount payable on any securities issued originally at a discount upon acceleration or provable in bankruptcy; or

     - impair the right to institute suit for the enforcement of any payment on any debt security when due.

     In addition, no such modification may reduce the percentage in principal amount of the debt securities of the affected series, the consent of whose holders is required for any such modification or for any waiver provided for in the applicable indenture.

     Prior to the acceleration of the maturity of any debt security, the holders, voting as one class, of a majority in total principal amount of the debt securities with respect to which a default or event of default shall have occurred and be continuing may on behalf of the holders of all such affected debt securities waive any past default or event of default and its consequences, except a default or an event of default in

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

respect of a covenant or provision of the applicable indenture or of any debt security which cannot be modified or amended without the consent of the holder of each debt security affected.

     Defeasance, Covenant Defeasance and Discharge. Each indenture provides that, at the option of CMS Energy:

     - CMS Energy will be discharged from all obligations in respect of the debt securities of a particular series then outstanding (except for certain obligations to register the transfer of or exchange the debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, to maintain paying agencies and to maintain the trust described below); or

     - CMS Energy need not comply with certain restrictive covenants of the relevant indenture (including those described under "Consolidation, Merger or Sale of Assets") if CMS Energy in each case irrevocably deposits in trust with the relevant trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the distributions on the debt securities of such series on the stated maturity of such debt securities in accordance with the terms thereof.

     To exercise this option, CMS Energy is required to deliver to the relevant trustee an opinion of independent counsel to the effect that:

     - the exercise of such option would not cause the holders of the debt securities of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

     - in the case of a discharge as described in clause (1) of the preceding paragraph, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the applicable indenture there has been a change in the applicable federal income tax law.

     In the event:

     - CMS Energy exercises its option to effect a covenant defeasance with respect to the debt securities of any series as described above,

     - the debt securities of such series are thereafter declared due and payable because of the occurrence of any event of default other than an event of default caused by failing to comply with the covenants which are defeased,

     - the amount of money and securities on deposit with the relevant trustee would be insufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such event of default,

     CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of each indenture with respect to all debt securities then outstanding (except for certain obligations to register the transfer of or exchange such debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the relevant trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the debt securities in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the debt securities on the stated maturities thereof, provided that such debt securities are by their terms due and payable, or are to be called for redemption, within one year.

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

     For United States federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the debt securities outstanding for other property. Accordingly, holders of debt securities outstanding may be required to recognize a gain or loss for United States federal income tax purposes upon such exchange. In addition, such holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

     Governing Law. Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

SENIOR DEBT SECURITIES

     The senior debt securities will be issued under the senior debt indenture and will rank on an equal basis with all other unsecured debt of CMS Energy except subordinated debt.

SUBORDINATED DEBT SECURITIES

     Subordination. The subordinated debt securities will be issued under the subordinated debt indenture and will rank subordinated and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all "Senior Indebtedness" (as defined below) of CMS Energy.

     If CMS Energy defaults in the payment of any distributions on any Senior Indebtedness when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, CMS Energy cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities. The subordinated debt indenture provisions described in this paragraph, however, do not prevent CMS Energy from making sinking fund payments in subordinated debt securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to CMS Energy, its creditors or its property, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. Holders of subordinated debt securities must return and deliver any payments received by them, other than in a plan of reorganization or through a defeasance trust as described above, directly to the holders of Senior Indebtedness until all Senior Indebtedness is paid in full.

     "Senior Indebtedness" means distributions on the following, whether outstanding on the date of execution of the subordinated debt indenture or thereafter incurred, created or assumed:

     - indebtedness of CMS Energy for money borrowed by CMS Energy or evidenced by debentures (other than the subordinated debt securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy;

     - obligations of CMS Energy with respect to letters of credit;

     - all indebtedness of others of the type referred to in the two preceding clauses assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or

     - renewals, extensions or refundings of any of the indebtedness referred to in the preceding three clauses unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the subordinated debt securities.

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

     The subordinated debt indenture does not limit the total amount of Senior Indebtedness that may be issued. As of December 31, 1998, Senior Indebtedness of CMS Energy totaled approximately $2.766 billion.

                                 LEGAL OPINIONS

     Opinions as to the legality of certain of the debt securities will be rendered for CMS Energy by Michael D. Van Hemert, Esq., Assistant General Counsel for CMS Energy. Certain legal matters with respect to debt securities will be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                              PLAN OF DISTRIBUTION

     CMS Energy may sell the debt securities:

     - through the solicitation of proposals of underwriters or dealers to purchase the debt securities;

     - through underwriters or dealers on a negotiated basis;

     - directly to a limited number of purchasers or to a single purchaser; or

     - through agents.

     The prospectus supplement with respect to any debt securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the debt securities and the proceeds to CMS Energy from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such debt securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of debt securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities if any are purchased.

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

     If dealers are utilized in the sale of debt securities, CMS Energy will sell such debt securities to the dealers as principals. The dealers may then resell such debt securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto.

     The debt securities may be sold directly by CMS Energy or through agents designated by CMS Energy from time to time. Any agent involved in the offer or sale of the debt securities in respect to which this prospectus is delivered will be named, and any commissions payable by CMS Energy to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The debt securities may be sold directly by CMS Energy to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements with CMS Energy to indemnification by CMS Energy against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy in the ordinary course of business.

     The debt securities may or may not be listed on a national securities exchange. Reference is made to the prospectus supplement with regard to such matter. No assurance can be given that there will be a market for any of the debt securities.

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